

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 31, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Allen Egner
Vice President, Finance
Claymont Steel Holdings, Inc.
4001 Philadelphia Pike
Claymont, DE 19703

> **Re: Claymont Steel Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 12, 2006**
> **File No. 333-136352**

Dear Mr. Egner:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to comment 8 of our letter dated September 1, 2006 and we reissue this comment. In this regard, where information is based upon other sources, please provide us with copies of these sources. To expedite our review, please clearly mark each source to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. In addition, please ensure that the "various industry sources" you cite on pages 2, 44, and 46 are identified in your response.

2. We note your response to comment 54 of our letter dated September 1, 2006. Please advise us as to the outstanding material obligations with respect to the agreement filed as Exhibit 4.5 to your registration statement.

Selected Historical Consolidated Financial and Operating Data, page 26

3. Please reconcile the earnings per share that you are presenting for the period from June 10 to July 2, 2005 with the earnings per share seen in your historical financial statements for the same period.

Cash Flows, page 34

4. In your analysis of investing cash flows on page 35, it is unclear to us that you have provided an analysis of the $94.0 million of cash flows used in investing activities during the period from June 10, 2005 to July 2, 2005. Please advise or revise.

Defined Benefit Retirement Plan, page 56

5. We note that the current salary of your CEO is $275,000, the maximum amount of compensation reflected in your table. Please revise your table to allow for an increase in the existing compensation levels. See Instruction 1 to Item 402(f) of Regulation S-K.

Unaudited Pro Forma Financial Statement, page P-1

6. We note your description of the transactions captured in your pro forma statements of operations, as seen in the second paragraph of this disclosure. It is unclear to us why your description of the transactions captured in your pro forma statements of operations does not include the receipt of proceeds from your offering and the use of those proceeds to repay debt. It is also unclear to us why you have not provided a similar description of the transactions captured in your pro forma balance sheet. Please advise or revise. Refer to Article 11-02(b)(2) of Regulation S-X.

July 1, 2006 Unaudited Pro Forma Statement of Operations, page P-3

7. We note that one of your columns is titled "Nonrecurring Charges Related to the Transactions." It is unclear to us that you have defined "the Transactions" anywhere in your pro forma financial statements. Please define this term or revise the title of this column to more clearly describe what it is capturing, such as the Acquisition, which we note is defined on page P-1.

8. Please revise footnote 1 to better explain the adjustments you are making to operating expenses. In this regard, based on your description of these adjustments, it appears that the only amount that would be applicable to the 26

weeks ended July 1, 2006 would be five months of the $34,000 monthly management fee for a total of $170,000.

9. Your footnotes 1 and 6 both refer to management fees paid in excess of the value of services received. Please explain this to us in more detail, and tell us what the economic substance is for these excess payments, since they are not, in essence, a management fee. Tell us how these excess payments were accounted for in your historical financial statements. Also revise your footnotes to clarify if you are adjusting for the full amount of these management fees or only the portion that is in excess of the value of services received, and why.

10. It is unclear to us which adjustments your footnotes 3 and 6 are attached to. Please advise or revise. With regard to footnote 3, please confirm to us that you are only adjusting for non-recurring items, since we note that this footnote refers to expenses related to debt that will continue to be outstanding after your offering.

11. Your footnote 4 states that it represents a reduction of interest expense; however, this footnote is attached to a number that reflects an increase in interest expense. Please revise to clarify.

12. Your footnote 5 refers to $8.0 million of costs related to the equity offering. Please tell us how you will account for these costs. In this regard, to the extent that your offering proceeds exceed your offering costs, we would not object to you accounting for these costs as a reduction to your gross proceeds within equity. Refer to SAB Topic 5A. If these costs will not be expensed, please revise this footnote so that it only includes items that will be reflected in your income statement.

July 2, 2005 Unaudited Pro Forma Statement of Operations, page P-4

13. It is unclear to us which adjustments your footnotes 5 and 12 are attached to. Please advise or revise.

14. Please revise footnote 6 to better explain what you are adjusting for. In this regard, based on Note 4 to your December 31, 2005 financial statements, it appears that annual amortization expense for your acquired intangibles is $1,393,000. Therefore we assume that the adjustment for the predecessor period, which is approximately five months, would be approximately $580,000 as opposed to the $1.2 million that is currently shown. Please also help us to understand why the amount of this adjustment changes between the July 2, 2005 pro forma income statement and the December 31, 2005 pro forma income statement. If you are adjusting for more than one item in the $1.2 million

adjustment that is currently shown, please discuss and quantify each pro forma adjustment.

15. We note your descriptions of footnotes 8 and 9. Based on these descriptions, it appears that footnote 8 should be attached to your interest income rather than your operating expenses, and footnote 9 should be attached to your interest expense rather than your interest income. Please ensure that all footnotes are attached to the correct numbers in your pro forma financial statements.

16. Please revise footnote 12 to quantify each item, such as the transaction fee and management fees, that is included in this net adjustment, as we believe this information assists your readers in understanding your adjustments.

Financial Statements for the Year Ended December 31, 2005
Note 3 – Summary of Significant Accounting Policies – Stock Based Compensation,
page F-11

17. We note your response to prior comment 68. Your accounting for the restricted stock award to your CEO remains unclear to us. Based on your equity statement, it is unclear that you have recorded compensation expense and a corresponding credit to equity for the portion of this award that had vested at December 31, 2005. Based on your July 1, 2006 financial statements, it is also unclear that you have recorded compensation expense and a corresponding credit to equity for the portion of this award that vested between December 31, 2005 and July 1, 2006. Based on your disclosures on page F-35, it appears that you should have recorded $172,500 of compensation expense (one quarter of the total fair value of $690,000), with a corresponding credit to equity, on a straight-line basis over the period between the grant date and July 1, 2006. Please provide us with a detailed explanation of your accounting for this restricted stock award to help us better understand this matter, including references to the specific accounting literature that supports your accounting, or revise your filing.

18. We note your response to prior comment 82. Your methodology for determining the fair value of the restricted stock award to your CEO remains unclear to us. Given that all of your operations occur through Claymont Steel Inc. and its subsidiary, and given your acquisition of these companies for cash in a transaction between willing third parties shortly before your issuance of restricted stock to your CEO, we believe that this arm's length cash transaction is the best indicator of the fair value of your common stock. Please revise accordingly. You may also wish to refer to the Staff's speech on the valuation of private enterprise equity given as compensation to employees, available on our website at www.sec.gov/news/speech/spch120604teh.htm.

19. We note your response to prior comment 70. Please supplementally provide us with some insight into how you were able to acquire Claymont Steel Inc. for approximately half of the fair value of its net assets. Also describe to us how you identified the liabilities that you assumed in the acquisition, and tell us what legal liability, if any, CITIC retained related to the predecessor entity.

20. We note that you have revised the initial allocation of the purchase price from that seen in the prior draft of your Form S-1. Please tell us why you have revised this allocation within your audited December 31, 2005 financial statements, rather than reflecting and discussing updates to your purchase price allocation in your subsequent interim period financial statements in accordance with paragraph 51(h) of SFAS 141.

Note 17 – Restatement of Consolidated Financial Statements, page F-27

21. We note your presentation of pro forma earnings per share in this footnote. We assume that this disclosure, once completed, will mirror the pro forma earnings per share disclosure on the face of your statement of operations, and that you are providing this disclosure as a result of our prior comment 64. If our assumption is correct, please help us to understand why your calculation of pro forma shares outstanding includes additional shares above and beyond those that will be outstanding after your offering. In this regard, SAB Topic 1.B.3 merely indicates that you should present a pro forma earnings per share number that includes the number of shares issued in the offering whose proceeds are deemed to pay dividends. We assume that you will calculate this number of shares by determining the extent to which any dividends declared in the 12 month period ended July 1, 2006 exceeds your net income from the 12 month period ended July 1, 2006, and adding to this the dividend paid subsequent to the balance sheet date that is deemed to be paid out of offering proceeds (i.e. the $71.7 million dividend paid on July 13, 2006), to determine the total amount of dividends that is deemed to be paid out of the offering proceeds. To the extent that the amount of dividends deemed to be paid out of the offering proceeds exceeds your total proceeds from this offering, the amount of shares that you include in your pro forma earnings per share calculation should be limited to the total number of shares outstanding after your offering. We believe that you should reflect the same number of pro forma shares outstanding in both your interim and your annual financial statements. Please revise accordingly.

Financial Statements for the Period Ended July 1, 2006
Note 8 – Dividends, page F-34

22. It is unclear to us why your dividend footnote does not mention the $69.6 million dividend paid during the interim period. Please advise or revise.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, John Cash, Accounting Branch Chief, at (202) 551-3768 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Ms. Kimberly A. Taylor
Morgan, Lewis & Bockius LLP
One Oxford Centre
Thirty-Second Floor
Pittsburgh, PA 15219

Mr. Ronald S. Brody
Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, NY 10019